DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/10/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
      b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
211,190

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
211,190

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
211,190

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.72%

14. TYPE OF REPORTING PERSON
IA


The following constitutes Amendment No.2 to the Schedule 13d filed by the undersigned on May 15, 2007. This Amendment No.2 amends the Schedule 13d as specifically set forth.

Item 4 is amended as follows:
PURPOSE OF TRANSACTION
The filing persons sent the attached leter (Exhibit 1) to the chairman of the Board of the Issuer on June 10, 2008.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)- b) As per the Form 10Q filed on 5/20/2008 there were 2,171,709 shares of LGL outstanding as of 3/31/08. The percentage set forth in item 5 was derived using such number.

Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 211,190 shares of LGL or 9.72% of the outstanding shares. Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of LGL were traded unless previously reported:

None


d) Beneficial Owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.

e) NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Letter to Chairman of the Board of the Issuer

Dated: 6/10/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1.

Full Value Partners L.P.
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Phone (201) 556-0092

June 10, 2008
Marc Gabelli
Chairman
The LGL Group, Inc.
2525 Shader Road
Orlando, FL 32804

Dear Mr. Gabelli:

In last years annual report to shareholders you wrote:

	While the market price of our stock has benefited from the improved position of the Company, we do not believe that the current stock price is reflective of the underlying value of the Companys businesses and assets and we are actively exploring options for the near term and long term value creation.


	Since that time LGLs stock price has fallen by 35% to just above $8 per share. We assume you and the rest of the members of the board of directors and management are as disappointed with the Companys performance and stock price as us. We have spoken to several other LGL shareholders who echo our disappointment and concern.


	At the 2007 annual meeting you spoke of using LGL as a platform for growth in a fragmented electronics industry. Clearly, given the Companys stock price and recent poor operating performance that strategy is no longer an option. Further, LGLs tiny size and significant overhead make the status quo untenable. Therefore, we believe you should immediately and aggressively pursue a sale of the Company. This is the only means by which we can see protecting and maximizing shareholder value.
In our view, any other course of action would put shareholders at great risk.

	We would appreciate a prompt and substantive response to our proposal that the board should pursue a sale of the Company.

Very truly yours,


Andrew Dakos
Managing Member
Full Value Advisors LLC
General Partner

cc: Members of the Board of Directors